UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 18, 2014**

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

628 Main Street, Danville, VA 24541

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On April 15, 2014, the Board of Directors of American National Bankshares Inc. amended the Company's Bylaws to establish that the Board of Directors shall consist of thirteen (13) shareholders.

The amendments become effective May 20, 2014, at the Annual Meeting of Shareholders.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

3.2 Bylaws of American National Bankshares Inc., as amended effective May 20, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 18, 2014   s/ William W. Traynham
                                        Senior Vice President and Chief Financial Officer